[Letterhead of Jefferies Group, Inc.]

Jefferies Group, Inc.

520 Madison Avenue

New York, New York 10022

December 16, 2011

Via EDGAR — CORRES

Mr. Kevin Vaughn

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Jefferies Group, Inc.
Form 10-Q for Fiscal Quarter Ended August 31, 2011
Filed October 7, 2011
File Number 001-14947

Dear Mr. Vaughn:

This letter confirms that we have received the letter from your office dated December 12, 2011 containing comments regarding the Form 10-Q for the quarter ended August 31, 2011 filed by Jefferies Group, Inc.

As discussed, we are in the process of preparing responses to each item raised and will submit a response letter no later than January 15, 2012.

Please feel free to contact the undersigned at 310-914-1373 with any questions.

Sincerely,

/s/ Roland T. Kelly

Roland T. Kelly
Assistant Secretary